EXHIBIT 99.144
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[GRAPHIC OMITTED]
[COMPUTERSHARE LETTERHEAD]


March 16, 2004


Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

SUBJECT:          ADVANTAGE ENERGY INCOME FUND

We advise the following with respect to the upcoming Meeting of Trust
Unitholders for the subject Income Fund:

  1.     Meeting Type                                      :        Annual General & Special Meeting
  2.     Security Description of Voting Issue              :        Trust Units
  3.     CUSIP Number                                      :        007 62L 101
  4.     ISIN Number                                       :        CA 00762L1013
  4.     Record Date                                       :        April 16, 2004
  5.     Meeting Date                                      :        May 26, 2004
  6.     Meeting Location                                  :        Calgary, AB

Yours truly,





COMPUTERSHARE TRUST COMPANY OF CANADA
(signed) "JODIE HANSEN"
Assistant Corporate Trust Officer
Direct Dial No. (403) 267-6889